EXHIBIT 21
LIST OF SUBSIDIARIES

JURISDICTION OF
NAME OF SUBSIDIARY	ORGANIZATION

Denbury Operating Company	Delaware

Denbury Onshore, LLC	Delaware

Denbury Pipeline Holdings, LLC	Delaware

Denbury Holdings, Inc.	Delaware

Denbury Green Pipeline — Texas, LLC	Delaware

Greencore Pipeline Company, LLC	Delaware

Denbury Gulf Coast Pipelines, LLC	Delaware